UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 STEELCASE INC.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    858155203
                                 (CUSIP Number)


                                  June 18, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858155203


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. IRS IDENTIFICATION NO OF ABOVE PERSON

         John R. Hunting

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            776,202
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY           2,212,363
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING          776,202
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,212,363
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,988,565
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

         IN

________________________________________________________________________________

CUSIP No. 858155203


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. IRS IDENTIFICATION NO OF ABOVE PERSON

         Beldon II Fund
         EIN:  38-275-6784
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Michigan

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,135,221
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING          2,135,221
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH             -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,135,221
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

         OO

________________________________________________________________________________

ITEM 1.        (a)  Name of Issuer:
                    Steelcase Inc.

               (b)  Address of Issuer's Principal Executive Offices:

                    901 44th Street
                    Grand Rapids, Michigan  49508

ITEM 2.        (a)  Name of Person Filing:

                    (i)    John R. Hunting
                    (ii)   Beldon II Fund

               (b)  Address of Principal Business Office:

                    The following is the address of the principal business office of each the filing persons:

                    2000 P. St.
                    Washington DC  20036

               (c)  Citizenship:

                    (i)    Mr. Hunting -- United States
                    (ii)   Beldon II Fund -- Michigan

               (d)  Title of Class of Securities:
                    Class A Common Stock, no par value

               (e)  CUSIP Number:
                    858155203


ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

               If this Statement is filed pursuant to Rules 13d-1(c), check this box [x]

ITEM 4.        Ownership

          (a) The filing persons beneficially own the following shares of Class A Common Stock, issuable upon conversion of shares of Class B Common Stock:


               (i)  Mr. Hunting -- 2,988,565 shares

               (ii)  Beldon II Fund --  2,135,221  shares

          (b)  Percent of Class A Common Stock:

               (i)  Mr. Hunting -- 11.5%

               (ii) Beldon II Fund -- 8.5%

          (c) (i) The number of shares of Class A Common Stock as to which Mr. Hunting has:

               Sole  power  to vote or to  direct  the vote is  776,202  shares;

               Shared power to vote or to direct the vote is  2,212,363  shares;

               Sole power to dispose or to direct the disposition of is 776,202 shares; and

               Shared power to dispose or to direct the disposition of is 2,212,363 shares.

               (ii) The  number of  shares  of Class A Common  Stock as to which
                    Beldon II Fund has:

               Sole  power to vote or to direct  the vote is  2,135,221  shares;

               Shared  power to vote or to direct the vote is -0-  shares;

               Sole power to dispose or to direct the disposition of is 2,135,221 shares; and

               Shared power to dispose or to direct the disposition of is -0-shares.

ITEM 5.        Ownership of Five Percent or Less of a Class

               Not applicable.


ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.


ITEM 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.


ITEM 8.        Identification and Classification of Members of the Group

               Not applicable.


ITEM 9.        Notice of Dissolution of Group

               Not applicable.

ITEM 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 1999



                                                        /s/  John R. Hunting
                                                        ------------------------
                                                        John R. Hunting

                                                        BELDON II FUND


                                                        /s/  John R. Hunting
                                                        ------------------------
                                                        Name:  John R. Hunting
                                                        Title:  President

                             JOINT FILING AGREEMENT


     The undersigned agree that the foregoing Statement on Schedule 13G, dated February 18, 1999, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

     Dated: February 18, 1999


                                                        /s/  John R. Hunting
                                                        ------------------------
                                                        John R. Hunting

                                                        BELDON II FUND


                                                        /s/  John R. Hunting
                                                        ------------------------
                                                        Name:  John R. Hunting
                                                        Title:  President